Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

(818) 676-6000

May 5, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Health Net, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005 (“2005 Form 10-K”)

Filed February 13, 2006

File No. 001-12718

Ladies and Gentlemen:

Reference is made to the letter received by Health Net, Inc., a Delaware corporation (the “Company”), from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”), dated April 21, 2006 (the “Comment Letter”), relating to the 2005 Form 10-K and the Company’s April 5, 2006 letter to the Staff responding to the Staff’s March 21, 2006 comment letter. The Company’s responses to the Staff’s comments contained in the Comment Letter are set forth below. For the convenience of the Staff, each of the Staff’s comments has been duplicated below and is set forth in italics immediately prior to the corresponding response.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

1.	We do not see your accounting policy for accruing legal fees before they are incurred within your accounting policy disclosure. Provide us a proposed accounting policy note to the financial statements, indicating which legal costs are accrued and the circumstances in which an accrual is required. Demonstrate for us how you have applied this policy consistently. We note no legal fees accrued until 2005 and no legal fees accrued on some of the disclosed contingencies.

RESPONSE: We will include the following accounting policy in Note 2 - Summary of Significant Accounting Policies in our future Form 10-K filings:

Securities and Exchange Commission

May 5, 2006

“Reserves for Contingent Liabilities

In the course of our operations, we are involved on a routine basis in various disputes with members, health care providers, and other entities, as well as audits by government agencies that relate to our services and/or business practices that expose us to potential losses.

We recognize an estimated loss, which may represent damages, settlement costs, legal expenses or a combination of the foregoing, as appropriate, from such loss contingencies when it is both probable that a loss will be incurred and that the amount of the loss can be reasonably estimated. Our loss estimates are based in part on an analysis of potential results, the stage of the proceedings, consultation with outside counsel and any other relevant information available.”

The Company has consistently applied the above policy. Although the Company did not include the above disclosure in its “Summary of Significant Accounting Policies” (Note 2 to the Company’s 2005 financial statements), the Company did disclose the accrual of legal costs when such accruals were significant. Specifically, the Company included such disclosure (A) in Note 12 to its consolidated financial statements for the year ended December 31, 2005, recording (i) a $15.9 million pretax charge during the second quarter of 2005, for total estimated legal defense costs relating to the AmCareco litigation, and (ii) an aggregate $65.6 million pretax charge during the first quarter of 2005, in connection with the settlement agreement, legal expenses (of which $5.6 million of the aggregate $65.6 million was attributable) and other expenses related to In re Managed Care Litigation; (B) in Note 12 of its consolidated financial statements for the year ended December 31, 2004, recording a $169 million pretax charge during the fourth quarter of 2004, for expenses relating to Provider Dispute settlements, of which $10.6 million of the aggregate $169 million was attributable to estimated legal expenses; and (C) in Note 12 to its consolidated financial statements for the year ended December 31, 2003, recording a $137 million pretax charge during the third quarter of 2003, in connection with the settlement of Superior National Litigation Trust, and reporting that the Company ultimately paid $132 million under the settlement agreement in the fourth quarter of 2003 (the remaining balance of $5 million represented an accrual for legal expenses associated with resolving the Cap Z litigation matter that arose during the fourth quarter of 2003 out of the same transaction that gave rise to the Superior National Litigation).

2.	In not accruing the amount of the judgment, tell us why you believe it is probable that the AmCareco judgment will be entirely overturned on appeal. Describe to us the evidence on which you are relying to support your assertion.

RESPONSE: We respectfully advise the Staff that we did not state that we believe it is probable that the AmCareco judgment will be entirely overturned on appeal. We continue

Securities and Exchange Commission

May 5, 2006

to believe, given the nature of the appeal process and the other factors cited in our April 5, 2006 letter to the Staff, that a loss relating to the compensatory or punitive damages in the AmCareco matter is not reasonably estimable at this time. This determination reflects extensive consultation with our outside trial and appellate counsel involved in the AmCareco matter and the other factors described in our April 5 letter. However, given the procedural posture of the AmCareco litigation, we were able to reasonably estimate the loss associated with legal defense costs in the AmCareco matter, as indicated in our April 5 letter, and determined it was appropriate to recognize an expense in the amount of that estimate.

Notes to Consolidated Financial Statements

Note 16-Reserves for Claims and Other Settlements and Health Care and Other Costs Payable Under Government Contracts, pages F-48-50

3.	We have read your response to prior comment 2. Please explain to us your intent of the disclosure in footnote (d) to the table on page F-48 and what you are trying to convey to a reader as it is not clear to us what the disclosure means. Please also provide us proposed disclosure to include in future filings to help make this disclosure clearer.

RESPONSE: Footnote (d) is intended to serve several purposes:

First, to describe the line for Incurred Claims Related to Prior Year as the difference between the original estimate of incurred claims for prior years and the revised estimate of incurred claims for prior years.

Second, to communicate whether there have been any changes in the approach used to determine the key actuarial assumptions used to develop the claims reserve: completion factors and medical cost trend.

Third, to communicate to the reader that the majority of the reserve balance held at each quarter-end is associated with the most recent months’ incurred services because these are the services for which the fewest claims have been paid. The majority of the adjustments to the reserves generally relates to variables and uncertainties associated with actuarial assumptions. The degree of uncertainty is greater for the most recent months’ incurred services.

Finally, to communicate that actuarial standards of practice and GAAP accounting standards are followed in the establishment of claims liabilities.

We propose the following revised disclosure for Footnote (d) to be used in the Company’s future filings:

Securities and Exchange Commission

May 5, 2006

“This line represents the change in reserves attributable to the difference between the original estimate of incurred claims for prior years and the revised estimate. In developing the revised estimate, there have been no changes in the approach used to determine the key actuarial assumptions, which are the completion factor and medical cost trend. Claims liabilities are estimated under actuarial standards of practice and generally accepted accounting principles. The majority of the reserve balance held at each quarter-end is associated with the most recent months’ incurred services because these are the services for which the fewest claims have been paid. The majority of the adjustments to reserves relate to variables and uncertainties associated with actuarial assumptions. The degree of uncertainty in the estimates of incurred claims is greater for the most recent months’ incurred services. Revised estimates for prior years are determined in each quarter based on the most recent updates of paid claims for prior years.”

Additionally, in future filings the Company will include disclosures to the roll forward reserve table describing the cause(s) for the amount disclosed in that line that are consistent with the Company’s responses included in our letter dated April 5, 2006 under the heading, “Note 16-Reserves for Claims and Other Settlement and Health Care and Other Costs Payable Under Government Contracts, pages F-48-50.”

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (818) 676-8808. Facsimile transmissions may be sent to the undersigned at (818) 676-8446.

Very truly yours,

/s/ Anthony S. Piszel
Anthony S. Piszel
Executive Vice President and
Chief Financial Officer

cc:	Todd Sherman, Staff Accountant

Lisa Vanjoske, Assistant Chief Accountant

B. Curtis Westen, Esq.

Maurice Hebert